December 2, 2014

Larry Spirgel

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Snipp Interactive, Inc.

File No. 000-55295

Dear Mr. Spirgel,

I acknowledge the receipt of the Staff Comment Letter dated November 17, 2014 in regards to the Company’s Form 20-F Registration Statement filed on October 22, 2014. We are in the process of preparing an amended filing and response to comments letter which we expect to file on EDGAR within 10 days.

Sincerely,

/s/  “Atul Sabharwal”

Atul Sabharwal

President and CEO